Exhibit 99.1(a)

APPENDIX A

Compensation Policy of Alvarion Ltd.

1.	INTRODUCTION

1.1           Legal Framework: The Companies Law, 5759-1999 (hereinafter: the “Law” or the “Companies Law”) determined the obligations of the Company’s Board of Directors (following the recommendation of the Company’s Compensation Committee) to establish and adopt a Compensation Policy (the “Compensation Policy”). The terms of this Compensation Policy are and shall continue to be subject to the terms of the Companies Law, as are in effect from time to time.

1.2           Adoption of the Compensation Plan: This Compensation Policy has been approved by the Board of Directors (the "Board") of Alvarion Ltd. (the “Company”) on June 13, 2013, following the approval and recommendation of the Company’s Compensation Committee (the “Committee”). The approval of the Company’s Compensation Policy by the Board is subject to the approval of the Company’s Annual General Meeting of Shareholders (the "General Meeting").

1.3           Applicability of the Compensation Policy: The Compensation Policy shall apply, as of the date it enters into effect (the "Adoption Date"), to the Company’s Directors, Chief Executive Officer (“CEO”) and any other Office Holder (as defined in the Companies Law) (collectively the "Officer" or the “Officers”).

 1.4          Term of the Compensation Plan: This Compensation Policy shall be in effect for a period of three (3) years (the “Term”). Following the lapse of the Term, the Compensation Policy shall be reevaluated by the Committee and, following the recommendation of the Committee, brought again to the approval of the Board and the General Meeting.

1.5           Supervision and Control: The Company’s EVP of Human Resources and CFO shall be responsible for the implementation of the Compensation Policy in the Company.

1.6           Applicable Laws: The provisions and implementation of this Compensation Policy are subject to the Company’s Articles of Association and any applicable law in any territory in which the Company operates and affects the provisions of this Compensation Policy. This Compensation Policy is based on the principles that will enable a proper balance between the desire to reward and compensate Officers for their achievements and the need to ensure that the structure of such compensation is consistent with the best interests and long term strategy of the Company. This Compensation Policy constitutes the Company’s Officers Compensation Policy as defined in section 267a (a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012 and shall govern and set the guidelines for the compensation plans for all Officers of the Company.

2.	THE COMPENSATION POLICY

2.1           Principles of the Compensation Policy: The Compensation Policy aims to attain the following goals:

(i)	Promoting the Company’s long term goals, objectives, business plan, financial status, nature of business and shareholder value;

(ii)	Creating appropriate incentives for the Officers while taking into account the risks accompanying the Company’s operations;

(iii)	Providing Officers with compensation in light of the size of the Company and its line of business;

(iv)	Creating appropriate incentives to the Officers which will lead to the achievement of the Company’s goals and maximization of its profits; and

(v)	Establishing a balance between various compensation components including long term and short term incentives as well as between fixed and variable compensation.

2.2           Factors affecting the compensation of each Officer:

The specific compensation of each Officer will be reviewed and determined while considering, inter alia, the following parameters:

(i)	The Officer’s education, qualifications, professional experience, expertise and achievements, both prior to and during his engagement with the Company;

(ii)	The Officer’s position and area of responsibility;

(iii)	Past compensation agreements, whether with or outside the Company;

(iv)	The need for the Company to retain an Officer with special qualifications, knowledge and experience;

(v)	The conditions of service and employment which are offered to the Officer in the country in which he/she is active;

(vi)	The average and median salary of the Company’s employees and service providers, and the effect of the difference in the compensation on employment relations within the Company;

(vii)	Performance of the Officer relative to established goals;

(viii)	The unique nature of the industry in which the Company operates; and

(ix)	Past experience that the Company has concerning compensation to its officers and the competitive environment in which the Company operates.

In addition to the above terms, from time to time, the Company shall perform on its own or with the assistance of third parties a salary survey, which shall compare and analyze the compensation offered to officers in similar positions. Prior to the approval of the compensation package to an Officer, the Company shall review such salary survey and shall compare and analyze the total compensation offered to the Officer in comparison to other officers in similar positions.

2.3           Timing for approval of Officer Compensation: As a general rule, the compensation of a new Officer of the Company shall be determined in accordance with this Compensation Policy prior to the commencement of each Officer's employment with the Company. Any exception to this rule shall be subject to the approval of the Committee and the Board.

2.4           Revision to Officer Compensation: The applicable organs of the Company may, from time to time, revise the compensation of an Officer of the Company in accordance with the terms of this Compensation Policy.

3.	COMPONENTS OF OFFICER COMPENSATION

The compensation of an Officer may include any of the following components:

3.1           Fixed Cash Compensation and additional related benefits:

3.1.1       The fixed cash compensation component shall be an absolute number and may be linked to any index or currency (the "Fixed Cash Compensation Component"). The Fixed Cash Compensation Component shall be determined by the applicable organs of the Company after review of the relevnt parameters detailed in Article 2 above.

3.1.2      The Committee and the Board may, from time to time, update the Fixed Cash Compensation Component of an Officer in accordance with the terms of this Compensation Policy and applicable law.

3.1.3      The Fixed Cash Compensation Component may also include a sign-on bonus, which shall be considered part of the compensation package of the Officer. A sign-on bonus shall be granted to an Officer only in special circumstances, which shall be detailed in writing.

3.1.4      An Officer may be entitled to various additional related benefits, which are customary to officers in similar positions such as life insurance, pension fund, social benefits, recuperation payment, training fund, sick leave, car expenses, mobile phone, vacation, travel expenses, holiday gifts etc’.

3.2           Variable cash compensation component:

3.2.1      The variable cash compensation components may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB), Sales Commission or other similar bonuses as applicable to each Officer (the "Variable Cash Compensation Component").

3.2.2      The Variable Cash Compensation Component of the Officers shall be mostly based (at least 70%) on the Company’s Key Performance Indicators (the “KPIs”), which shall be determined annually by the applicable organs of the Company. The Company shall endeavor to determine the criteria by April 30 of each calendar year. The Company’s KPIs shall be mostly based on quantifiable and measurable criteria. Examples of criteria which may serve as relevant KPIs for the Company are:

(i)	Various financial parameters of the Company, such as Revenues, EBIDA, Net Profit, etc.;

(ii)	Launch of new products and technologies;

(iii)	Execution of strategic agreements with partners or investors;

(iv)	Fund raising activities;

(v)	Customer satisfaction; and

(vi)	Reduction in the Company’s expenses.

3.2.3      The remainder of the Variable Cash Compensation for Officers (up to 30%) may be based on personal criteria which shall be determined by the CEO of the Company (except with respect to the CEO, in which case the criteria will be determined by the Board). Such personal criteria shall also be mostly based on quantifiable and measurable criteria.

3.2.4      KPIs and personal criteria may also be based on qualitative criteria. Examples of such qualitative criteria can include:

(i)	Changes in the area of responsibility of the Officer during the past year;

(ii)	Ability of the Officer to engage and retain key talent in the Company;

(iii)	The contribution of the Officer to the business of the Company and his cooperation with the remaining members of management to attain the Company’s goals;

(iv)	The satisfaction of the Company’s CEO and the Board with the performance of the Officer (except with respect to the CEO, in which case such satisfaction shall be determined by the Board).

3.2.5      The compliance of an Officer with the criteria set forth for such Officer shall be determined by the Committee and the Board based on the recommendations of the Company’s CEO (except with respect to the CEO), which shall detail the reasons for his recommendations.

3.2.6      The Variable Cash Compensation Component of the Company shall be capped by the following amounts:

(i)	For the Company’s CEO, between 0% and 100% of the annual Fixed Cash Compensation Component of the CEO;

(ii)	With respect to the Company’s Vice Presidents of Sales, between 0% and 150% of the annual Fixed Cash Compensation Component of such Officer; and

(iii)	With respect to the Company’s Corporate Vice Presidents, between 0% and 100% of the annual Fixed Cash Compensation Component of such Officer.

3.2.7        Notwithstanding the above, the Committee and the Board may determine, from time to time, for reasons which shall be detailed in writing, that a certain Officer of the Company shall be entitled to a special bonus as a result of a special contribution of the Officer to the success of the Company (the “Special Bonus”). Such special bonus shall be in excess of the amounts detailed above, and shall be limited to the annual Fixed Cash Compensation Component.

3.3           Equity Based Compensation Component:

3.3.1      The Equity Based Compensation Component is aimed at aligning compensation of the Officers with the long term goals of the Company and with creating and increasing shareholder value (the "Equity Based Compensation Component").

3.3.2      Equity Based Compensation Components to new officers of the Company shall include a one (1) year cliff period, however, the Committee and the Board may decide, for reasons which shall be detailed in writing, that, with respect to a certain Officer or grant, such cliff period shall be different than one (1) year. Equity Based Compensation granted to existing Officers shall not include a cliff period.

3.3.3      The Committee and the Board shall review each of the following parameters prior to the grant of any Equity Based Compensation Component:

(i)	The costs associated with and the economic value of the grant to such Officer;

(ii)	The rational of the grant as a way to attain the long term goals of the Company;

(iii)	The terms of the grant, including the exercise price and the vesting period;

(iv)	The ratio between the amount of long term equity incentive granted to the Company’s Officers and other employees of the Company; and

(v)	Whether there are alternatives to the long term equity based compensation.

3.3.4      The Equity Based Compensation Component shall vest in pre-determined portions as shall be decided by the Committee and the Board with respect to each grant in light of the long term goals of the Company.

3.3.5      The cap on the Equity Based Compensation Component for every Officer is limited to 100% of the annual Fixed Cash Compensation Component.

3.3.6      The maximum dilution due to long term Equity Based Compensation in the Company shall be limited to 15.0% of the Company’s issued and outstanding share capital.

3.4           Notice Period: The notice period of an Officer shall be limited to three (3) months (the "Notice Period"), however the Committee and the Board may decide to extend the Notice Period in excess of the aforesaid period. During the Notice Period the Company shall have the right, but not the obligation, to demand that the Officer shall continue to provide the Company with services until a suitable replacement is found.

3.5           Insurance and Indemnification: The Officers shall be entitled to enjoy an insurance and indemnification as customary in the Company and as detailed in the Company’s Articles of Association.

3.6           Retirement Bonus:

3.6.1      The Committee and the Board may decide on granting an Officer with a retirement bonus (the "Retirement Bonus"). The decision of the Committee and the Board may be influenced by various criteria including the following:

(i)	The Officer’s position and his area of responsibility in the Company;

(ii)	The Officer’s tenure, employment terms, Company’s performance and his contribution to the business and profits of the Company;

(iii)	The circumstances, which led to the departure of the Officer from the Company.

3.6.2      The grant of a Retirement Bonus shall be conditioned upon the execution of a waiver of the Officer and an obligation of the Officer to comply with his confidentiality and non-competition obligations toward the Company following the date of termination of his employment as set forth in his employment agreement.

3.6.3      Any Retirement Bonus shall be considered a portion of the compensation package of the Officer.

3.6.4      Following the decision on the retirement of an Officer, there shall not be any change to his compensation.

3.6.5      The Retirement Bonus shall be limited to half the Annual Fixed Cash Compensation Component of the Officer.

3.7           Director Compensation: the compensation of the Company’s directors shall include annual compensation as well as an option grant as shall be decided upon by the Committee and the Board and as shall be approved by the Company’s General Meeting. In addition, each Committee chair shall be entitled to additional compensation as shall be determined by the applicable organs. The Company’s directors shall not be entitled for any per meeting remuneration.